SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)
HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
44914M104
(CUSIP Number of Class of Securities)
Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Gregory C. Smith, Esq.	William M. Kelly, Esq.
Skadden Arps Slate Meagher & Flom LLP	Davis Polk & Wardwell
525 University Ave, Suite 1100	1600 El Camino Real
Palo Alto, CA 94301	Menlo Park, CA 94025
(650) 470-4500	(650) 752-2000
☑  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Oracle	Hyperion
Overview and Frequently Asked Questions
OVERVIEW
Oracle Buys Hyperion: Combination Creates Industry’s First Integrated, End-to-End Enterprise Performance Management System
On March 1, Oracle announced our plan to buy Hyperion, a leading provider of performance management software. The transaction extends Oracle’s business intelligence capabilities to offer the most comprehensive system for enterprise performance management. We expect the transaction to close in April 2007, subject to regulatory and other approvals. Until the deal closes, each company will continue to operate independently, and it is business as usual.
A year ago, Oracle significantly reoriented our business intelligence product suite, shifting our focus from offering a solution that works for Oracle-only environments towards offering a best-of-breed business intelligence product family that will work with heterogeneous information sources in an enterprise, both Oracle and non-Oracle. We introduced a new product family called Oracle Business Intelligence Enterprise Edition. This integrated suite includes Business Intelligence Tools; Oracle Business Intelligence Applications, pre-packaged analytic applications that provide interactive dashboards, guided analytics, a pre-packaged data warehouse, and integration with source data in Oracle, Siebel, PeopleSoft, and SAP applications; and Oracle Data Integrator, a state-of-the-art data integration and ETL technology that works with heterogeneous data sources and targets. We have seen rapid growth and strong customer adoption of these new products. Recently, Gartner Group validated our new products by rating us a Leader in its Business Intelligence Magic Quadrant.
The acquisition of Hyperion extends our business intelligence product strategy. Customers are increasingly using performance management and business intelligence together. Hyperion provides best-in-class performance management software to over 12,000 customers worldwide, including 91 of the Fortune 100. Hyperion will add complementary products to Oracle’s business intelligence offerings including a leading open enterprise planning system, financial consolidation products, and a powerful multi-source OLAP server. Coupled with Oracle’s BI tools and pre-packaged analytic applications, the combination redefines business intelligence and performance management by providing the first integrated, end-to-end Enterprise Performance Management System that spans planning, consolidation, operational analytic applications, BI tools, reporting, and data integration, all on a unified BI platform. The system will help you define corporate strategy and objectives, drive corporate planning against these objectives, consolidate system-wide information, and monitor business performance against your plans. It will offer you better insight, enable you to make better decisions, and achieve better results.
The transaction yields immediate benefit to both Hyperion and Oracle customers as the companies’ products are already integrated, with thousands of successful joint deployments. The proposed combination extends Hyperion’s capabilities beyond the finance department with analytic applications and complementary BI tools from Oracle. Oracle customers will gain access to Hyperion’s best-of-breed performance management solutions and to their domain expertise in financial management. Oracle also plans to continue delivering on our plans for “Hot-Pluggable” business intelligence, enabling our customers to continue to leverage existing investments in Oracle and non-Oracle data sources and enterprise applications. The foundation and premise of the Hyperion consolidation system is to help customers with heterogeneous financial systems. We plan to aggressively support SAP as a source system and expand analytics for mySAP.
FREQUENTLY ASKED QUESTIONS
Product Overview and Strategy

Q.	What is performance management software, and how does it relate to business intelligence solutions?
A:	Performance management software is a rapidly growing category of enterprise software that is increasingly used with business intelligence software and enables management and knowledge workers at all levels of business to link strategies to plans, continuously monitor execution against goals, and drive enterprise-wide performance improvement.

Performance management applications integrate with a business intelligence foundation, which can consist of an operational data warehouse or data mart, an analytics engine, business intelligence tools, and analytic applications that provide organizations with timely, proactive, actionable insight that is derived from heterogeneous historical and real-time data sources.
Q.	What products does Hyperion currently develop and support?

A:	Hyperion develops and supports Hyperion System 9, an integrated, performance management solution that integrates financial management applications with a business intelligence platform. Hyperion System 9 includes:
•	Hyperion System 9 Applications enable financial professionals to formulate strategies, model scenarios and assumptions, develop operational and strategic plans, monitor performance against plans, and consolidate financial information for management and statutory reporting.

•	Hyperion System 9 BI provides a set of management reporting and analysis capabilities, including dashboards, analytics, and reporting.

•	Hyperion System 9 Foundation Services is a solution that synchronizes master data across all enterprise systems, ensures integrity and quality of financial information, and provides data integration capabilities.
Q.	How does Hyperion fit into Oracle’s overall business intelligence software strategy?

A.	Business intelligence is a strategic focus for Oracle. The proposed combination extends Oracle’s leadership position in business intelligence to include performance management solutions. Specifically, Hyperion brings complementary products including a leading open enterprise planning system, leading financial consolidation products, and a powerful, leading multi-source OLAP server. Oracle Business Intelligence has leading BI tools, BI foundation, and pre-packaged analytic applications that will help extend Hyperion’s strength in financial planning to full enterprise business planning covering sales, marketing, services, supply chain, order management, human resources, etc. In addition, the system is hot-pluggable—able to work with any information technology environment whether Oracle, non-Oracle, or mixed.

With the proposed combination, Oracle redefines the business intelligence and performance management by providing the first integrated, end-to-end Enterprise Performance Management System that spans planning, consolidation, analytic applications, BI tools, reporting, and data integration, all on a unified BI platform.

Q.	Who are the target customer buyers for Hyperion and Oracle BI solutions?

A:	Both Hyperion and Oracle sell BI solutions to the large enterprises, government organizations, and small-to-medium sized businesses. However, Hyperion largely sells financial planning, management and BI solutions to the CFO office. Oracle, on the other hand, sells operational BI analytics to line of business managers for sales, marketing, services supply chain, and HR in addition to BI tools to the CIO and IT department. Together, Hyperion and Oracle will sell a complete performance management and BI solution to all lines of business for a customer organization.

Q.	How will this acquisition impact on-going development of Hyperion solutions?

A:	Until the closing of the acquisition, Hyperion and Oracle remain separate companies. Hyperion intends to continue to deliver enhancements and improvements to its products as currently contemplated. After the closing, Hyperion and Oracle plan to provide continuity in roadmap and direction. Oracle plans to support and protect customers’ investments in Hyperion applications. Research and development investments in Hyperion solutions are expected to increase after the closing as it will then have the backing of Oracle’s $1.9B R&D budget.

Q.	Will Oracle continue to support customers running Hyperion solutions on non-Oracle databases?

A.	Oracle plans to continue to support Hyperion’s products on alternative databases to serve customer needs.

Q.	Will Oracle continue to support customers running Hyperion solutions with non-Oracle ERP and CRM applications?

A.	Oracle plans to continue to support Hyperion’s solutions with alternative ERP and CRM applications to serve customer needs.

Q.	How compatible are Hyperion’s products with Oracle’s products?

A:	Hyperion and Oracle solutions are very compatible. Hyperion brings to Oracle a complementary set of solutions, built using industry standards that are already integrated with Oracle Database and Oracle Fusion Middleware solutions. Thousands of customers use both Hyperion and Oracle. In addition, Hyperion is an Oracle partner and an Oracle customer. Hyperion runs its business using Oracle E-Business Suite and Siebel CRM.

Q.	How does Oracle plan to maintain Hyperion’s industry and domain expertise after the closing?

A:	The goal of the combination is to complement the offerings of Oracle. Hyperion has 25 years of experience and one of the world’s largest performance management teams, with strong domain expertise in financial and performance management. Hyperion employees will be an integral part of the business intelligence business within Oracle for the combined companies.
Customers and Partners
Q.	How is the proposed transaction between Oracle and Hyperion expected to benefit Hyperion customers?
A.	Hyperion and Oracle have complementary products and a shared focus on providing the first end-to-end Enterprise Performance Management System. Hyperion customers will benefit in a number of ways:
•	Increased R&D investment in Hyperion products

•	Extended value from integrated Oracle products that add analytic applications & BI tools to Hyperion solutions

•	Investment protection, extension and enhancements as Hyperion and Oracle provide better integration of their complementary solutions

•	Access to Oracle’s global support and services organizations
Q.	How will customers’ investments in Hyperion solutions be protected by Oracle?
A.	Customer investments in Hyperion solutions will be supported and protected. Hyperion’s current product plans and support plans continue as currently contemplated. In addition, Oracle plans to fully support and continue development of Hyperion’s solutions on an ongoing basis. Oracle plans to:
•	Provide seamless continuity for all customers

•	Maintain support for heterogenous databases, technology, and ERP and CRM applications

•	Accelerate delivery of innovative BI, performance management, and analytic applications.

•	Better integrate BI and performance management applications to extend the value for Oracle E-Business Suite, PeopleSoft Enterprise, Siebel CRM, and SAP customers.
Q.	As an Oracle customer, how can I benefit from Hyperion’s products and services capabilities?

A.	Oracle customers will have access to Hyperion’s performance management solutions that enable an organization to define its business strategy; to model different scenarios; to define enterprise plans aligned with its strategy; to consolidate financial results from enterprise resource planning systems to measure financial performance; and to compare financial performance against key performance indicators to measure business performance. These performance management capabilities complement Oracle Business Intelligence Suite and provide a closed loop ability to better manage the business. Additionally, Oracle customers will be able to use the multi-source Hyperion Essbase OLAP server for scalable, high performance hybrid analytic processing.

Q.	How is the proposed transaction expected to benefit partners?

A.	After the transaction is complete, Oracle and Hyperion partners will benefit by working with a single vendor to address customer needs for business performance management and BI. Oracle partners are expected to benefit from Hyperion’s best-in-class solutions for performance management. Hyperion partners are expected to benefit from Oracle’s increased support of Hyperion partners and increased investment in Hyperion and Oracle BI products. Both companies’ partners are expected to benefit from the complementary solutions that provide an opportunity to increase business value and drive down cost of ownership throughout an integrated, standards-based enterprise software stack.

Q.	How will Oracle continue to support and broaden relationships with Hyperion partners?

A.	Oracle plans to continue to:
•	Provide access to Oracle PartnerNetwork and establish a partner focus area for Hyperion partners

•	Support OEM partners and grow relationships

•	Accelerate go-to-market capabilities with Hyperion’s 600 partners

•	Work with key System Integrators to drive further innovation in performance management solutions

•	Build performance management partner focus in Oracle PartnerNetwork in performance management solutions
Q.	How is this acquisition expected to impact any existing project, deployment, or services engagements?

A.	Hyperion and Oracle remain separate companies until the closing of the acquisition. It is not expected that this transaction will impact any existing project, deployment or services engagement.

Q.	How will Oracle provide for a smooth integration of the two companies after the closing?

A.	Oracle is very focused on customer satisfaction and plans to provide for a smooth transition without customer disruption. Oracle is experienced with integrating companies quickly and efficiently. Oracle will provide dedicated personnel from key functional areas for integration and utilize proven templates and processes for repeatable success in integration. We will communicate regularly throughout this process to keep our customers and employees well informed.
Business Continuity
Q.	Can I still purchase Hyperion products?

A.	Yes, Hyperion and Oracle remain separate companies until the closing of the acquisition. Please contact your Hyperion sales representative to assist you, or visit www.Hyperion.com for contact information.

Q.	Should Hyperion customers continue to call the Hyperion Global Support Services?

A.	Yes. Until the closing of the transaction, Hyperion continues to operate as a separate business. Hyperion customers will continue to receive support and services from Hyperion, and should continue to use existing Hyperion contacts for support, professional services, and sales to address immediate and ongoing needs. We will communicate all changes and transitions occurring after the close of the transaction well in advance through these familiar channels.

Q.	Should Hyperion customers continue to contact their Hyperion sales representative?

A.	Yes. Until the closing of the transaction, Hyperion continues to operate as a separate business and, until further advised, customers should continue to rely on existing relationships.

Q.	Will training on Hyperion products continue?

A.	Yes. Until the closing of the transaction, Hyperion continues to operate as a separate business. After the transaction closes, we currently plan to combine the Hyperion education program with Oracle University. We want to ensure that our customers’ software provides the best possible service for their organizations, and we know excellent training is critical to reach that goal.

Q.	Will existing Hyperion customer contracts be honored after the closing of the transaction?

A.	Yes. Oracle intends to honor the terms and conditions of existing Hyperion contracts for all existing license and service projects after the closing. Technical support will continue to be governed by the terms of the Hyperion maintenance agreement until the current support term expires. At the first renewal with Oracle, customers’ support services (and not licenses) will be migrated to an Oracle License and Services Agreement (OLSA), which will govern the next support term. The OLSA will not govern customers’ Hyperion license(s). New orders under existing Hyperion contracts may include order specific modifications to meet the requirements of Oracle’s order taking policies

Q.	What will happen to the Hyperion user conference?

A.	Existing and future Hyperion customer relationships will continue to be a priority. Hyperion’s Solutions 2007 user group conferences scheduled for April 22-25 in Orlando Florida and Lyon, France from May 20-22, 2007 will continue as planned.

Q.	Will the Hyperion leadership and employees be retained?

A.	The goal of this combination is to complement the offerings of Oracle. The acquisition of Hyperion significantly increases Oracle’s commitment to Business Performance Management. Hyperion’s employees, who have significant domain expertise in financial management will be an integral part of the Business Performance Management and Business intelligence business within Oracle for the combined companies.

Q.	What is the acquisition integration timeline?

A.	Until the transaction officially closes, we cannot comment on future integration plans, but we will communicate any updates with customers when they become available. We currently expect the transaction to close in April 2007.

Q.	Where can I find out more information about the proposed Oracle and Hyperion combination?

A.	For more information, please visit Oracle.com/Hyperion or Hyperion.com/Oracle.
The above is for informational purposes and may not be incorporated into a contract. IT IS NOT A COMMITMENT TO DELIVER ANY MATERIAL, CODE, OR FUNCTIONALITY, AND SHOULD NOT BE RELIED UPON IN MAKING PURCHASING DECISION. THE DEVELOPMENT, RELEASE, AND TIMING OF ANY FEATURES OR FUNCTIONALITY DESCRIBED FOR ORACLE’S PRODUCTS REMAINS AT THE SOLE DISCRETION OF ORACLE. THE DEVELOPMENT, RELEASE, AND TIMING OF ANY FEATURES OR FUNCTIONALITY DESCRIBED FOR HYPERION’s PRODUCTS REMAINS AT THE SOLE DISCRETION OF HYPERION. This acquisition is subject to the satisfaction of a variety of conditions. Oracle is not affiliated with Hyperion and Hyperion is not affiliated with Oracle until the official close of the transaction.
Important Information
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. HYPERION WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM HYPERION OR FROM ORACLE.
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to

Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion.